UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24919

MDI Entertainment, Inc.
(Exact Name of registrant as specified in its charter)

201 Ann Street
Hartford, Connecticut 06103
(860) 527-5359

(Address, including zip code, telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Copies of Communications to:
M. Timothy Elder, Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, N.E., Suite 3100
Atlanta, Georgia 30309
(404) 815-3500

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☒	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    1

Pursuant to the requirements of the Securities Exchange Act of 1934, MDI Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 21, 2003	By:	/s/ STEVEN M. SAFERIN
	Name:	Steven M. Saferin
	Title:	President and CEO